Mail Stop 3561

December 18, 2006

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

> **Re:** **FTS Group, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed December 15, 2006**
> **File No. 0-24829**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 15, 2006

1. We note your response to comment 1 in our letter dated December 11, 2006. We also note your conclusion in the letter dated December 12, 2006 that common shares potentially issuable pursuant to warrants and convertible notes are in fact classified as liabilities and within the scope of EITF 00-19. As a result, EITF 00-19 also requires these instruments to be measured at fair value each reporting period with changes in fair value to be reported in earnings. Please revise your financial statements accordingly and provide the disclosures required by paragraphs 36 and 37 of APB 20 and an explanatory note of the effects of the correction on the cover page of the filing, as applicable.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to Brian McAllister, Staff Accountant, at (202) 551-3341. In his absence, direct your questions to Michael Moran, Accounting Branch Chief, at (202) 551-3841.

Sincerely,

Brian McAllister